Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
KIBALI RELOCATION STARTS, PAVING WAY FOR PROJECT’S CONSTRUCTION PHASE
Kibali, Democratic Republic of Congo, 19 July 2011 — The Kibali relocation programme has started with the move of the first people from within the giant gold project’s development zone to the specially designed and built model town of Kokiza, which has been established to provide a new home for the residents of the 14 affected villages.
Kokiza will ultimately consist of more than 3 500 houses accommodating about 15 000 people, a Catholic Church complex and other places of worship, schools, 7 medical centres, 5 public market places and a government office. In addition, a transport infrastructure is being created to serve the town, with more than 50 kilometres of primary roads and 20 kilometres of secondary roads already constructed.
Randgold Resources chief executive Mark Bristow said today the successful initiation of the relocation programme marked the latest major milestone in the development of Kibali, which is likely to rank as the largest gold mine in Africa outside South Africa, as it cleared the way for construction to start on site. Randgold (LSE:RRS) (NASDAQ:GOLD) is managing the development and will be operating the project, in which it has a 45% stake, with AngloGold Ashanti (JSE:ANG) (NYSE:AU) (ASX:AGG) (LSE:AGD) (GhSE:AGA/AAD) holding 45% and the DRC parastatal Sokimo owning the 10% balance.
“The first of these milestones was to connect this region to the outside world. The second was to increase the ore reserves and optimise the development plan for the mine. The third was to find a way of generating electrical power economically. The fourth was to engage in consultation with all the affected parties so that we could clear the site to build the mine, guided by the principle that all the people to be relocated should be better off than they were before. Thanks to the enthusiastic participation and support of all concerned, this is now being achieved,” he said.
Bristow said the relocation programme, like all other aspects of the Kibali development, reflected the company’s partnership philosophy, based on the belief that all stakeholders, including the local community, should benefit from its activities.
ENQUIRIES:

Mark Bristow	Willem Jacobs
Kibali chairman & Randgold Resources CEO	Randgold GM operations Central & East Africa
+223 6675 0122/+44 788 071 1386	+27 72 614 4053/+27 82 905 6797

Louis Watum	Kathy du Plessis
GM Kibali Goldmines	Randgold investor & media relations
+243 994 035 464/+256 782 239 767	+44 20 7557 7738 randgoldresources@dpapr.com

Website: www.randgoldresources.com
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to operating the Tongon mine in Côte d’Ivoire, the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’), including in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2010 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2011. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.